

10015387

Ferreyros

82-4567

Exemption pursuant to Rule 12g3-2(b)

ORGANIZACION Ferreyros

Submission of: Other information

Lima, March 2th , 2010

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Consolidated Financial Statements as of December,31st, 2009 and our Management Report.

Sincerely yours,


Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente División
Administración y Finanzas

www.ferreyros.com.pe
T 511 626 4000
Jr. Cristobal de Peralta Norte 820 Lima 33 Perú

3/19

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2009	Ingresar 4 digitos como maximo
Tipo de Informacion:	TC	Ingresar TC (Trimestral Consolidado)
Periodo:	4	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	**FERREYROS S.A.A. Y SUBSIDIARIAS**	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 31 de Diciembre del año 2009 y 31 de Diciembre del año 2008
(En miles de nuevos soles)

	Notas	Al 31 de Diciembre 2009	Al 31 de Diciembre 2008
Activo			
Activo Corriente			
Efectivo y Equivalentes de efectivo		108,407	81,866
Inversiones Financieras		**0**	**0**
Activos Financieros al Valor Razonable con cambios en Ganancias y Pérdidas		0	0
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Cuentas por Cobrar Comerciales (neto)	2	409,225	427,460
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar (neto)		59,734	43,735
Existencias (neto)	3	590,126	1,002,587
Activos Biológicos		0	0
Activos no Corrientes mantenidos para la Venta		0	0
Gastos Contratados por Anticipado		6,221	6,416
Otros Activos		0	0
Total Activo Corriente		**1,173,713**	**1,562,064**
Activo No Corriente			
Inversiones Financieras		**40,257**	**38,098**
Activos Financieros Disponibles para la Venta		0	0
Activos Financieros mantenidos hasta el Vencimiento		0	0
Activos por Instrumentos Financieros Derivados		0	0
Inversiones al Método de Participación		38,946	35,249
Otras Inversiones Financieras		1,311	2,849
Cuentas por Cobrar Comerciales	2	36,992	55,343
Otras Cuentas por Cobrar a Partes Relacionadas (neto)		0	0
Otras Cuentas por Cobrar		0	0
Existencias (neto)		0	0
Activos Biológicos		0	0
Inversiones Inmobiliarias		0	5,334
Inmuebles, Maquinaria y Equipo (neto)	4	537,608	512,564
Activos Intangibles (neto)		4,883	4,751
Activo por Impuesto a la Renta y Participaciones Diferidos		20,300	25,977
Crédito Mercantil		0	0
Otros Activos		3,434	353
Total Activo No Corriente		**643,474**	**642,420**
TOTAL ACTIVO		**1,817,187**	**2,204,484**

	Notas	Al 31 de Diciembre 2009	Al 31 de Diciembre 2008
Pasivo y Patrimonio			
Pasivo Corriente			
Sobregiros Bancarios		10	986
Obligaciones Financieras	5	303,674	770,451
Cuentas por Pagar Comerciales		213,199	245,051
Otras Cuentas por Pagar a Partes Relacionadas		0	0
Impuesto a la Renta y Participaciones Corrientes		0	0
Otras Cuentas por Pagar		156,306	114,346
Provisiones		0	0
Pasivos mantenidos para la Venta		0	0
Total Pasivo Corriente		**673,189**	**1,130,834**
Pasivo No Corriente			
Obligaciones Financieras	5	505,181	524,685
Cuentas por Pagar Comerciales		0	0
Cuentas por Pagar a Partes Relacionadas		0	0
Pasivo por Impuesto a la Renta y Participaciones Diferidos		0	0
Otras Cuentas por Pagar		0	0
Provisiones		0	0
Ingresos Diferidos (netos)		5,941	11,812
Total Pasivo No Corriente		**511,122**	**536,497**
Total Pasivo		**1,184,311**	**1,667,331**
Patrimonio Neto			
Capital	7	467,298	415,449
Acciones de Inversión		0	0
Capital Adicional		0	(113)
Resultados no Realizados		26,094	9,970
Reservas Legales		39,446	30,895
Otras Reservas		0	0
Resultados Acumulados		100,038	80,952
Diferencias de Conversión		0	0
Total Patrimonio Neto atribuible a la Matriz	7	**632,876**	**537,153**
Intereses Minoritarios		0	0
Total Patrimonio Neto		**632,876**	**537,153**
TOTAL PASIVO Y PATRIMONIO NETO		**1,817,187**	**2,204,484**

Ferreyros S.A.A.



VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.

EPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los periodos terminados al 31 de Diciembre del año 2009 y 2008
(En miles de nuevos soles)

	Notas	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2009	Por el Trimestre especifico del 1 de Octubre al 31 de Diciembre de 2008	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2009	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2008
Ingresos Operacionales					
Ventas Netas (ingresos operacionales)		488,675	499,665	2,209,808	2,307,020
Otros Ingresos Operacionales		538	599	1,763	1,155
Total de Ingresos Brutos		**489,213**	**500,264**	**2,211,571**	**2,308,175**
Costo de Ventas (Operacionales)		(400,142)	(362,507)	(1,744,147)	(1,793,456)
Otros Costos Operacionales		0	0	0	0
Total Costos Operacionales		**(400,142)**	**(362,507)**	**(1,744,147)**	**(1,793,456)**
Utilidad Bruta		**89,071**	**137,757**	**467,424**	**514,719**
Gastos de Ventas		(50,054)	(54,931)	(196,685)	(188,145)
Gastos de Administración		(25,785)	(22,674)	(110,636)	(103,339)
Ganancia (Pérdida) por Venta de Activos		0	0	0	0
Otros Ingresos		391	5,149	3,649	14,601
Otros Gastos		0	0	0	0
Utilidad Operativa		**13,623**	**65,301**	**163,752**	**237,836**
Ingresos Financieros		8,563	10,297	95,911	37,246
Gastos Financieros		(16,155)	(72,742)	(91,147)	(133,774)
Participación en los Resultados de Partes Relacionadas por el Método de Participación		1,704	(2,875)	3,620	(2,365)
Ganancia (Pérdida) por Instrumentos Financieros Derivados		0	0	0	0
Resultado antes de Participaciones y del Impuesto a la Renta		**7,735**	**(19)**	**172,136**	**138,943**
Participación de los trabajadores		(1,647)	(1,173)	(16,022)	(13,127)
Impuesto a la Renta		(4,435)	(3,114)	(56,076)	(44,864)
Utilidad (Pérdida) Neta de Actividades Contínuas		**1,653**	**(4,306)**	**100,038**	**80,952**
Ingreso (Gasto) Neto de Operaciones en Discontinuación		0	0	0	0
Utilidad (Perdida) Neta del Ejercicio		**1,653**	**(4,306)**	**100,038**	**80,952**
Utilidad (Pérdida) Neta atribuible a:					
La Matriz		1,653	(4,306)	100,038	80,952
Intereses Minoritarios		0	0	0	0
		1,653	**(4,306)**	**100,038**	**80,952**
Utilidad (Pérdida) por Acción					
Utilidad (Pérdida) Básica por Acción Común	9	0.004	-0.010	0.235	0.191
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Neta de Actividades Contínuas					
Utilidad (Pérdida) Básica por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Básica por Acción de Inversión		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción Común		0.000	0.000	0.000	0.000
Utilidad (Pérdida) Diluida por Acción de Inversión		0.000	0.000	0.000	0.000


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los periodos terminados al 31 de Diciembre del año 2009 y 2008
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2009 al 31 de Diciembre de 2009	Del 1 de Enero de 2008 al 31 de Diciembre de 2008
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de Bienes o Servicios (Ingresos Operacionales)		2,680,521	2,631,837
Honorarios y Comisiones		0	0
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)		30,826	56,231
Dividendos (no incluidos en la Actividad de Inversión)		0	0
Regalías		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:			
Proveedores de Bienes y Servicios		(1,676,610)	(2,750,238)
Remuneraciones y Beneficios Sociales		(241,731)	(248,371)
Tributos		(129,323)	(88,806)
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)		0	0
Regalías		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(35,865)	(38,768)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**627,818**	**(438,115)**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a Partes Relacionadas		0	0
Venta de Subsidiarias y otras Unidades de Negocios		0	0
Venta de Inversiones Financieras		0	0
Venta de Inversiones Inmobiliarias		0	0
Venta de Inmuebles, Maquinaria y Equipo		24,644	10,867
Venta de Activos Intangibles		0	0
Intereses y Rendimientos		0	0
Dividendos		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:			
Prestamos a Partes Relacionadas		0	0
Compra de Subsidiarias y otras Unidades de Negocios		0	0
Compra de Inversiones Financieras		0	0
Compra de Inversiones Inmobiliarias		0	0
Compra de Inmuebles, Maquinaria y Equipo		(33,865)	(47,829)
Desembolsos por Obras en Curso de Inmuebles, Maquinaria y Equipo		(18,108)	(12,120)
Compra y desarrollo de Activos Intangibles		(1,119)	(3,251)
Otros Pagos de Efectivo Relativos a la Actividad		(236)	(896)
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**(28,684)**	**(53,229)**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Aumento de Sobregiros Bancarios		0	0
Emisión y aceptación de Obligaciones Financieras		0	622,621
Emisión de Acciones o Nuevos Aportes		0	0
Venta de Acciones Propias (Acciones en Tesorería)		0	0
Otros Cobros de Efectivo Relativos a la Actividad		0	0
Menos pagos (salidas) por:		0	0
Amortización o pago de Sobregiros Bancarios		0	0
Amortización o pago de Obligaciones Financieras		(477,721)	0
Recompra de Acciones Propias (Acciones en Tesorería) a accionistas de la Matriz		0	0
Recompra de Acciones Propias (Acciones en Tesorería) a Intereses Minoritarios		0	0
Intereses y Rendimientos		(69,817)	(52,640)
Dividendos Pagados a accionistas de la Matriz		(20,765)	(40,271)
Dividendos Pagados a Intereses Minoritarios		0	0
Otros Pagos de Efectivo Relativos a la Actividad		(4,290)	(2,396)
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiación		**(572,593)**	**527,314**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**26,541**	**35,970**



Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría



Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	81,866	45,896
Efecto de las Diferencias de Cambio del Efectivo y Equivalente de Efectivo	0	0
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio	**108,407**	**81,866**
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
Utilidad (Pérdida) Neta del Ejercicio	100,038	80,952
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Estimación de Cuentas de Cobranza Dudosa	9,793	6,092
Desvalorización de Existencias	10,410	4,665
Fluctuación del Valor de Activos Biológicos	0	0
Depreciación y Deterioro de Valor del Ejercicio	85,152	66,066
Amortización de Activos Intangibles	988	142
Amortización de Otros Activos	0	0
Provisiones	4,693	7,241
Pérdida en Venta de Inversiones Financieras	0	0
Pérdida por Instrumentos Financieros Derivados	0	0
Pérdida en Venta de Inversiones Inmobiliarias	0	0
Pérdida en Venta de Inmuebles, Maquinaria y Equipo	0	0
Pérdida en Venta de Activos Intangibles	0	0
Gastos Financieros	91,147	71,888
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	(3,620)	2,365
Impuesto a la Renta y Participación de los Trabajadores	15,494	8,780
Otros	11,806	6,484
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Fluctuación del Valor de Activos Biológicos	0	0
Utilidad en Venta de Inversiones Financieras	0	0
Ganancia por Instrumentos Financieros Derivados	0	0
Utilidad en Venta de Inversiones Inmobiliarias	0	0
Utilidad en Venta de Inmuebles, Maquinaria y Equipo	(4,858)	(3,251)
Utilidad en Venta de Activos Intangibles	0	0
Ingresos Financieros	0	0
Participación en los Resultados de Partes Relacionadas (neta de dividendos recibidos en efectivo)	0	0
Impuesto a la Renta y Participación de los Trabajadores	0	0
Otros	0	(16,772)
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS CORRIENTES Y PASIVOS CORRIENTES		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	32,508	(120,598)
(Aumento) Disminución de Otras Cuentas por Cobrar a Partes Relacionadas		0
(Aumento) Disminución de Otras Cuentas por Cobrar	5,165	(20,699)
(Aumento) Disminución en Existencias	408,630	(435,966)
(Aumento) Disminución en Activos Biológicos	0	0
(Aumento) Disminución de Activos no Corrientes mantenidos para la Venta	0	0
(Aumento) Disminución en Gastos Contratados por Anticipado	(2,608)	4,135
(Aumento) Disminución de Otros Activos	(131)	(3,330)
Aumento (Disminución) de Cuentas por Pagar Comerciales	(76,335)	(17,809)
Aumento (Disminución) de Otras Cuentas por Pagar a Partes Relacionadas	0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes	0	0
Aumento (Disminución) de Otras Cuentas por Pagar	(60,454)	(78,500)
Aumento (Disminución) de Provisiones	0	0
Aumento (Disminución) de Pasivos mantenidos para la Venta	0	0
Cobros por:		
Intereses y Rendimientos (no incluidos en la Actividad de Inversión)	0	0
Dividendos (no incluidos en la Actividad de Inversión)	0	0
Diferencia de Cambio	0	0
Pagos por:		
Impuesto a la Renta y Participación de los Trabajadores	0	0
Intereses y Rendimientos (no incluidos en la Actividad de Financiación)	0	0
Provisiones	0	0
Diferencia de Cambio	0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación	**627,818**	**(438,115)**


Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 31 de Diciembre del año 2009 y 2008
(En miles de nuevos soles)

	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a la Matriz	Intereses Minoritarios	Total Patrimonio Neto
Saldos al 1ero. de enero de 2008	335,749	0	0	15,937	18,950	0	126,291	0	**496,927**	0	**496,927**
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	0	0	0	0	0	**0**	0	**0**
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	**0**	0	**0**
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	**0**	0	**0**
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	**0**	0	**0**
5. Ingresos (gastos) reconocidos directamente en Patrimonio	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	**0**	0	**0**
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	**0**	0	**0**
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	80,952	0	**80,952**	0	**80,952**
Total de ingresos y gastos reconocidos	**0**	**0**	**0**	**0**	**0**	**0**	**80,952**	**0**	**80,952**	**0**	**80,952**
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	**0**	0	**0**
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	**0**	0	**0**
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(40,290)	0	**(40,290)**	0	**(40,290)**
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	**0**	0	**0**
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	**0**	0	**0**
14. Acciones en Tesorería	(108)	0	(113)	0	0	0	0	0	**(221)**	0	**(221)**
15. Capitalización de partidas patrimoniales	79,808	0	0	0	0	0	(79,808)	0	**0**	0	**0**
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	**0**	0	**0**
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	**0**	0	**0**
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	**0**	0	**0**
20. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	(5,967)	11,945	0	(6,193)	0	**(215)**	0	**(215)**
Saldos al 31 de Diciembre de 2008	**415,449**	**0**	**(113)**	**9,970**	**30,895**	**0**	**80,952**	**0**	**537,153**	**0**	**537,153**
Saldos al 1ero. de enero de 2009	415,449	0	(113)	9,970	30,895	0	80,952	0	**537,153**	0	**537,153**
Ganancia (Pérdida) por valor razonable de:											
1. - Inmuebles, Maquinaria y Equipo	0	0	0	17,818	0	0	0	0	**17,818**	0	**17,818**
2. - Activos Financieros disponibles para la Venta	0	0	0	0	0	0	0	0	**0**	0	**0**
3. Ganancia (Pérdida) por Coberturas de Flujo de Efectivo y/o Coberturas de Inversión Neta en un Negocio en el Extranjero	0	0	0	0	0	0	0	0	**0**	0	**0**
4. Ganancia (Pérdida) por Diferencias de Cambio	0	0	0	0	0	0	0	0	**0**	0	**0**
5. Ingresos (gastos) reconocidos directamente en Patrimonio	**0**	**0**	**0**	**17,818**	**0**	**0**	**0**	**0**	**17,818**	**0**	**17,818**
6. Transferencias netas de Resultados no Realizados	0	0	0	0	0	0	0	0	**0**	0	**0**
7. Otras Transferencias netas	0	0	0	0	0	0	0	0	**0**	0	**0**
8. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	100,038	0	**100,038**	0	**100,038**
Total de ingresos y gastos reconocidos	**0**	**0**	**0**	**17,818**	**0**	**0**	**100,038**	**0**	**117,856**	**0**	**117,856**
9. Efecto acumulado de Cambios en Políticas Contables y Corrección de Errores	0	0	0	0	0	0	0	0	**0**	0	**0**
10. Distribuciones o Asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	**0**	0	**0**
11. Dividendos declarados y Participaciones acordados durante el período	0	0	0	0	0	0	(20,773)	0	**(20,773)**	0	**(20,773)**
12. Nuevos Aportes de accionistas	0	0	0	0	0	0	0	0	**0**	0	**0**
13. Reducción de Capital o redención de Acc. de Inversión	0	0	0	0	0	0	0	0	**0**	0	**0**
14. Acciones en Tesorería	0	0	0	0	0	0	0	0	**0**	0	**0**
15. Capitalización de partidas patrimoniales	51,741	0	0	(113)	0	0	(51,628)	0	**0**	0	**0**
17. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	**0**	0	**0**
18. Conversión a moneda de presentación	0	0	0	0	0	0	0	0	**0**	0	**0**
19. Variación de Intereses Minoritarios	0	0	0	0	0	0	0	0	**0**	0	**0**
20. Otros incrementos o disminuciones de las partidas patrimoniales	108	0	113	(1,581)	8,551	0	(8,551)	0	**(1,360)**	0	**(1,360)**
Saldos al 31 de Diciembre de 2009	**467,298**	**0**	**0**	**26,094**	**39,446**	**0**	**100,038**	**0**	**632,876**	**0**	**632,876**



Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría



Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Consistencia de los Estados Financieros

BALANCE GENERAL	Al 31 de Diciembre	Al 31 de Diciembre
Total Activo **IGUAL a:**	1,817,187	2,204,484
- Total Pasivo+Patrimonio	1,817,187	2,204,484
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2009	Consistencia	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2008	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas (ingresos operacionales)	2,209,808		2,307,020	
Otros Ingresos Operacionales	1,763		1,155	
Ingresos Financieros	95,911		37,246	
Otros Ingresos	3,649		14,601	
Rubros que deben ser NEGATIVOS				
Costo de Ventas (Operacionales)	(1,744,147)		(1,793,456)	
Otros Costos Operacionales	0		0	
Gastos de Administración	(110,636)		(103,339)	
Otros Gastos	0		0	
Gastos de Ventas	(196,685)		(188,145)	
Gastos Financieros	(91,147)		(133,774)	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Acciones de Inversión	Capital Adicional	Resultados no Realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	Total Patrimonio Neto atribuible a la Matriz	Intereses Minoritarios
Saldos iniciales de Estado de Cambios del periodo actual **IGUALES a:**	415,449	0	(113)	9,970	30,895	0	80,952	0	537,153	0
Saldos del Balance General del periodo anterior	415,449	0	(113)	9,970	30,895	0	80,952	0	537,153	0
Consistencia :==>										
Saldos finales del Estado de Cambios del periodo actual **IGUALES a:**	467,298	0	0	26,094	39,446	0	100,038	0	632,876	0
Saldos del Balance General del periodo actual	467,298	0	0	26,094	39,446	0	100,038	0	632,876	0
Consistencia :==>										

	2009	2008
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios **IGUAL a:**	100,038	80,952
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	100,038	80,952
Consistencia :==>		

	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2009	Por el Periodo acumulado del 1 de Enero al 31 de Diciembre de 2008
Utilidad (Pérdida) Neta del Ejercicio atribuible a la Matriz del Estado de Cambios **IGUAL a:**	100,038	80,952
Utilidad (Pérdida) Neta del Ejercicio atribuible a la Matriz del Estado de Ganancias y Perdidas	100,038	80,952
Consistencia :==>		

ESTADO DE FLUJOS DE EFECTIVO	
El saldo de efectivo y equivalentes al Inicio del Ejercicio del periodo actual **IGUAL a:**	81,866
El saldo de efectivo y equivalente de efectivo del Balance General comparativo	81,866
Consistencia: ==>	
El saldo Efectivo y Equivalente de Efectivo al finalizar el Ejercicio del periodo actual **IGUAL a:**	108,407
El saldo de efectivo y equivalente de efectivo del Balance General actual	108,407
Consistencia :==>	

Conciliación del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación	Del 1 de Enero de 2009 al 31 de Diciembre de 2009	Del 1 de Enero de 2008 al 31 de Diciembre de 2008
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo **IGUAL a:**	100,038	80,952
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	100,038	80,952
Consistencia :==>		
	Del 1 de Enero de 2009 al 31 de Diciembre de 2009	Del 1 de Enero de 2008 al 31 de Diciembre de 2008
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación **IGUAL a:**	627,818	(438,115)
de Efectivo Provenientes de Actividades de Operación	627,818	(438,115)
Consistencia :==>		

(*)Si el Flujo de Efectivo se preparo por el Método indirecto no se aplica esta validación.


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS
Al 31 de diciembre del 2009

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad.

La NIC 27 establece, principalmente, que las inversiones en subsidiarias, que son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista, por el método de costo o por el del valor razonable. Respecto de esta NIC, el Consejo Normativo de Contabilidad, teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su Resolución No. 038-2005-EF/93.01 de fecha 28 de diciembre de 2005, publicada el 3 de febrero de 2006, acordó mantener la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias, asociadas y negocios conjuntos.

Los estados financieros del ejercicio han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2008; sin embargo, es importante precisar lo siguiente:

a) La política de la Compañía es efectuar una provisión para las cuentas por cobrar que, después de un estudio exhaustivo, se consideran de cobranza dudosa. Para el registro contable de la provisión para cobranza dudosa se utiliza una cuenta de valuación denominada "Provisión para cuentas de cobranza dudosa".

   Los criterios básicos para dar de baja contra dicha cuenta de valuación los activos financieros deteriorados son los siguientes:

   Agotamiento de la gestión de cobranza, incluyendo ejecución de garantías

   Dificultades financieras del deudor que evidencien la imposibilidad de hacer efectiva la cobranza de la cuenta por cobrar.

b) Contratos de arrendamiento financiero: los contratos de arrendamiento de edificios, maquinarias y equipos y muebles y enseres se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, el cual es igual al valor razonable de los bienes arrendados, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos en el período en que se

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

devengan. La depreciación de estos bienes es calculada por el método de horas máquina utilizadas y línea recta, según corresponda.

c) Las obligaciones financieras se reconocen inicialmente a su valor razonable, netos de los costo de transacción incurridos; posteriormente, se registran a su costo amortizado. Cualquier diferencia entre los fondos recibidos (neto de los costos de transacción) y el valor de redención se reconoce en el estado de ganancias y pérdidas durante el período de vigencia del préstamos y/o de las obligaciones usando el método del interés efectivo. La pérdida o ganancia de un pasivo financiero a valor razonable con cambios en ganancias y pérdidas se reconoce en el resultado del período. En el caso de los pasivos financieros registrados al costo amortizado, las ganancias o pérdidas se reconocen en el resultado del período cuando el pasivo financiero se da de baja por haberse extinguido, mediante pago, cancelación o expiración, así como a través del proceso de amortización.

d) Moneda funcional y de presentación: las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda funcional). Los estados financieros se presentan en nuevos soles, que es la moneda funcional y la moneda de presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende :

	31-12-09		31-12-08	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	467,261	40,482	482,735	61,837
Intereses diferidos	(10,563)	(3,490)	(12,983)	(6,494)
Provisión para cuentas de cobranza dudosa	(47,473)	-	(42,292)	-
	409,225	**36,992**	**427,460**	**55,343**


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

3) EXISTENCIAS

Este rubro comprende:

	31-12-09	31-12-08
	S/.000	S/.000
Máquinas, motores y automotores	341,259	475,028
Repuestos	134,885	144,417
Mercaderías	26,997	64,023
Servicios de taller en proceso	35,027	39,393
Productos en proceso	4,451	10,693
Materias primas y material de empaque	7,352	6,121
Existencias por recibir	50,535	269,453
	600,506	**1,009,128**
Provisión para desvalorización de existencias	(10,380)	(6,541)
	590,126	**1,002,587**

El movimiento del año de la provisión para la desvalorización de existencias fue el siguiente:

	31-12-09	31-12-08
	S/.000	S/.000
Saldo inicial	6,541	11,775
Adiciones del año	10,410	4,665
Transferencias al activo fijo	(1,043)	278
Aplicaciones por ventas	(5,325)	(5,205)
Otras aplicaciones por destrucción de existencias	(203)	(4,972)
Saldo final	**10,380**	**6,541**


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

4) INMUEBLES MAQUINARIA Y EQUIPO

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

	Saldos Iniciales	Adiciones al costo y/o aplicadas a resultados	Ventas	Revaluación	Transf. de existencias	Transf. a existencias usadas	Otros Cambios	Saldos Finales
Costo -	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**
Terrenos	76,393	3,737	(11,858)	24,559	-	-	(15)	**92,816**
Edificios y otras construcciones	127,908	1,714	(87)	3,109	-	-	21,221	**153,866**
Instalaciones	11,630	1,270	(182)		-	-	-	**12,717**
Maquinaria y equipo	181,916	19,483	(6,685)		10,809	(3,013)	800	**203,310**
Maquinaria y equipo- Flota de alquiler	313,220	17,107	(16,688)		80,099	(59,068)	-	**334,670**
Unidades de transporte	11,316	1,325	(273)		1,132	(343)	(570)	**12,587**
Muebles y enseres	53,392	3,227	(64)		-	(10)	74	**56,619**
Trabajos en curso	10,527	18,108	(893)		-	-	(21,514)	**6,227**
	786,302	**65,970**	**(36,730)**	**27,668**	**92,040**	**(62,434)**	**(4)**	**872,812**
Depreciación Acumulada -								
Edificios y otras construcciones	44,573	3,685	(336)		-	-	(304)	**47,619**
Instalaciones	7,745	768	(35)		-	-	(3)	**8,474**
Maquinaria y equipo	117,032	15,938	(3,480)		255	(384)	488	**129,849**
Maquinaria y equipo- Flota de alquiler	58,858	58,695	(6,651)		3,135	(17,979)	69	**96,127**
Unidades de transporte	7,940	1,587	(313)		-	(18)	(479)	**8,716**
Muebles y enseres	35,812	4,479	(27)		-	(6)	19	**40,276**
	271,959	**85,152**	**(10,842)**		**3,390**	**(18,387)**	**(211)**	**331,061**
Provisión para desvalorización	(1,778)	(1,321)	-	-	(1,383)	339	-	**(4,143)**
Costo neto	**512,564**							**537,608**



Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría



Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) EMISIONES Y REEMBOLSOS DE TÍTULOS DE DEUDA

La deuda por bonos corporativos emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Saldo pendiente de pago:					
			TOTAL US $.000	TOTAL S/. 000	CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	2,500	7,228	2,500	7,228		
Primera emisión, Serie A, del primer programa	Mayo del 2007	Hasta Mayo del 2010	15,000	43,365	15,000	43,365		
Cuarta emisión, Serie A, del primer programa	Setiembre del 2007	Hasta Setiembre del 2011	15,000	43,365			15,000	43,365
Cuarta emisión, Serie B, del primer programa IRD	Noviembre del 2007	Hasta Noviembre del 2011	10,000	28,910			10,000	28,910
Primera emisión, Serie A, del primer programa	Marzo del 2008	Hasta Marzo del 2011	15,000	43,365			15,000	43,365
Primera emisión Serie C, del primer programa	Setiembre del 2008	Hasta Setiembre del 2011	7,500	21,683			7,500	21,683
Sexta emision Serie A, del primer programa	Diciembre del 2008	Hasta Diciembre del 2011	10,500	30,356			10,500	30,356
Sexta emision Serie B, del primer programa	Febrero del 2009	Hasta Febrero del 2011	12,000	34,692			12,000	34,692
Primera emisión serie A, del segundo programa IRD	Noviembre del 2009	Hasta Noviembre del 2012	10,000	28,910			10,000	28,910
1ra.emision del 2do.programa de instrumentos representativos								
TOTALES			97,500	281,873	17,500	50,593	80,000	231,280

Los bonos corporativos devengan intereses anuales de 6.6% en promedio. El interés devengado en el año ascendió a S/. 16.9 millones.

Las redenciones de bonos corporativos en el año son como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Tercera emisión, serie A, del primer programa	Enero del 2009	625	1,807
Cuarta emisión, serie B, del primer programa	Febrero del 2009	10,000	28,910
Tercera emisión, serie A, del primer programa	Abril del 2009	625	1,807
Tercera emisión, serie A, del primer programa	Julio del 2009	625	1,807
Tercera emisión, serie A, del primer programa	Octubre del 2009	625	1,807
Totales		12,500	36,138

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

6) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del año son detallados a continuación:

	2009					2008				
	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total	Equipos pesados, repuestos y servicios	Automotores, repuestos y servicios	Alquiler de equipos	Equipos agrícolas, repuestos y servicios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	1,920,158	115,294	111,670	62,686	2,209,808	1,910,520	238,158	83,104	75,238	2,307,020
Utilidad de operación	135,362	3,748	23,234	1,408	163,752	176,364	25,625	23,544	12,302	237,836
Principales activos: Cuentas por Cobrar	358,715	56,445	7,845	23,211	446,217	386,723	62,598	8,458	25,024	482,803
Existencias	480,821	79,803	7,403	22,099	590,126	881,022	72,348	14,837	34,380	1,002,587
Activos fijos	257,668	32,545	235,369	12,026	537,608	248,368	31,103	226,874	11,592	517,938

7) PATRIMONIO

En Junta General de Accionistas del 31 de marzo del 2009 se aprobó el pago de dividendos en efectivo por S/. 20.8 millones y la capitalización de resultados acumulados y excedente de revaluación por S/. 51.6 y S/. 0.1 millones, respectivamente. La Junta aprobó la transferencia de S/. 8.0 millones de resultados acumulados a reserva legal.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital está representado por 424´816,167 acciones comunes de un valor nominal de S/.1.10 cada una.

Resultados no realizados incluye excedente de revaluación por S/.17.8 millones correspondiente a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas efectuadas por peritos independientes en los meses de febrero y mayo 2009, neto de su correspondiente impuesto a la renta y participaciones de los trabajadores diferidos. Los peritos independientes aplicaron el método de evaluación directa de acuerdo con lo dispuesto por el Reglamento General de Tasaciones. Así mismo, resultados no realizados incluye en el período un débito por S/.2.9 millones por valorización de instrumentos financieros derivados, neto de su correspondiente impuesto a la renta y participaciones de los trabajadores diferidos.

Adicionalmente, resultados no realizados incluye un crédito por S/.1.1 millones por participación de la Compañía en un ajuste patrimonial efectuado por compañía asociada.


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

8) **CONTINGENCIAS Y COMPROMISOS**

Al 31 de diciembre del 2009, la Compañía tiene las siguientes contingencias:

a. En abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.5.3 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

b. En diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.26.3 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

c. En junio del 2006, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 40.1 y S/. 5.9 millones, respectivamente, incluidos multas e intereses. La Compañía presentó en un principio un recurso de Reclamación ante la Administración Tributaria.

d. En diciembre del 2006, la Compañía recibió Resoluciones de Multa por retención del Impuesto a la Renta sobre servicios prestados por no domiciliados de los años 2004 al 2006. La Administración Tributaria consideró fundada en parte la reclamación, rectificó el monto acotado y prosiguió la cobranza por un total de S/. 0.7 millones, incluidos intereses. La Compañía ha presentado un recurso de apelación ante el Tribunal Fiscal.

e. En abril del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2004 por un total de S/. 11.9 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

f. En Julio del 2008, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2005 por un total de S/.6.6 millones, incluidas multas e intereses. La Compañía ha presentado un recurso de reclamación ante la Administración Tributaria.

g. Al 31 de Diciembre del 2009, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.2 millones y S/.1.3 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias mencionadas, de acuerdo al procedimiento establecido, la Administración Tributaria informó a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió en su oportunidad con subsanar y pagar las omisiones e infracciones que, de acuerdo a una

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General * Mat. 19915

evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Al 31 de diciembre del 2009, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 30.3 millones y US $ 16.1 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros, respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 4.9 millones, que garantizan transacciones diversas.

9) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Períodos terminados el:	
		31-12-09	31-12-08	31-12-09	31-12-08
Utilidad neta	S/.	1,653,284	-4,307,326	100,038,201	80,952,401
Promedio ponderado de las acciones comunes en circulación		424,816,167	424,816,167	424,816,167	424,816,167
Utilidad básica por acción	S/.	0.004	-0.010	0.235	0.191

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.
Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

10) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	31-12-09 S/.000	31-12-08 S/.000
Transferencias de existencias a inmuebles, maquinarias y equipo	87,267	142,440
Transferencias de inmuebles, maquinarias y equipo a existencias	43,709	94,206


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Declaración de responsabilidad

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. y Subsidiarias durante el período terminado el 31 de diciembre del 2009. Sin perjuicio de la responsabilidad que compete al emisor, los firmantes se hacen responsables por su contenido conforme a los dispositivos legales aplicables.



Victor Astete Palma
Gerente División de Contraloría



Bernardo Chauca Quispe
Contador General
Mat 19915

Lima, 1 de marzo de 2010


Ferreyros
Reporta
Informe de gerencia
Ferreyros y Subsidiarias
Cuarto trimestre Año 2009

Para mayor información contactar a:

Patricia Gastelumendi L.
Gerente de Administración y Finanzas
T(511)626-4257

Fiorella Amorrortu M.
Investor Relations
T(511)626-4627

PERFIL DE LA EMPRESA

La misión de Ferreyros es la provisión de soluciones que sus clientes requieren facilitándoles los bienes de capital y servicios que necesitan para crear valor en los mercados en que actúan. Realiza por lo tanto la importación y venta de maquinaria, motores, automotores y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de mantenimiento y reparación. Son características esenciales de su propuesta de valor al cliente, el contar con un reconocido servicio posventa para lo cual tiene almacenes de repuestos y talleres a nivel nacional, así como una dotación de personal de servicio a lo largo de todo el territorio peruano. La Compañía ejecuta de manera permanente importantes inversiones en capacitación y entrenamiento de su personal, en especial del personal técnico, así como en infraestructura de locales y talleres. Adicionalmente, adecúa la inversión en capital de trabajo a las cambiantes condiciones del mercado.

Ferreyros tiene la representación de marcas líderes en el mercado, como son Caterpillar, Massey Ferguson, Kenworth, Iveco, Yutong y Atlas Copco, Sullair y Zaccarías, entre otras, las cuales se encuentran orientadas a distintos sectores económicos.

Subsidiarias y negocio conjunto

Orvisa S.A.
Unimaq S.A.
Fiansa S.A.
Depósitos Efe S.A.
Domingo Rodas S.A.
Mega Representaciones S.A.
Ferrenergy S.A.C. (negocio conjunto)
Cresko S.A.

En el 4T 2009 las ventas de Ferreyros y subsidiarias ascendieron a S/. 484.3 millones en comparación con S/. 495.4 millones del mismo período del año anterior. De la venta total del 4T 2009, S/. 396.8 millones corresponden a Ferreyros y S/. 87.6 millones a subsidiarias (4T 2008: Ferreyros S/. 401.6 millones; subsidiarias S/. 93.8 millones).

Ferreyros y Subsidiarias: Evolución de las ventas
(En S/. millones)


2500
2000
1500
1000
500
0

2006	2007	2008	2009	4T 2008	4T 2009
1447	1935	2300	2231	495	495

Orvisa S.A. es una empresa líder en la distribución de bienes de capital en la Amazonía y es una de las empresas con mayor volumen de operaciones en la zona. Reportó al 31 de diciembre del 2009 ventas por S/. 80.8 millones en negocios orientados, principalmente, a la explotación de petróleo y al sector forestal. Una parte importante de sus ventas está sustentada por la ejecución de un contrato de mantenimiento integral con un cliente del sector petrolero.

La utilidad neta de Orvisa al 31 de diciembre del 2009 ascendió a S/. 5.0 millones.

Unimaq S.A. es una empresa especializada en atender el segmento de la construcción general mediante la venta y alquiler de equipos ligeros. Al 31

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

de diciembre del 2009 alcanzó un nivel de ventas de S/. 193.9 millones.

La utilidad neta de Unimaq al 31 de diciembre de 2009 ascendió a S/. 9.5 millones.

Fiansa S.A. es una subsidiaria dedicada a atender el sector metal mecánico. Al 31 de diciembre del 2009 generó ventas por S/. 42.9 millones. Las ventas incluyen ingresos producidos por la construcción de puentes metálicos, ejecución de trabajos de metalmecánica, instalaciones eléctricas y fabricación y montaje de estructuras metálicas.

La utilidad neta de Fiansa al 31 de diciembre de 2009 ascendió a S/. 1.8 millones.

Depositos Efe S.A. es una subsidiaria cuyo giro de negocio es vender servicios de almacenaje en depósito aduanero, simple o de campo. A fines del 2009 se han obtenido los permisos de la aduana para operar como depósito temporal, punto de llegada y local aduanero en el nuevo complejo de Gambetta-Callao, con lo que se inició el servicio al comercio exterior. Al 31 de diciembre del 2009 realizó ventas por S/. 4.9 millones, las cuales fueron generadas, principalmente, por almacenaje de líquidos, consolidación de operaciones con clientes, así como por la incorporación de clientes del sector textil, minero y petrolero.

Al 31 de diciembre de 2009 Depósitos Efe S.A. reportó una utilidad neta de S/. 1.6 millones.

Domingo Rodas es una empresa dedicada al cultivo, procesamiento y exportación de langostinos. Al 31 de diciembre del 2009 realizó ventas por S/. 8.9 millones.

El resultado de Domingo Rodas al 31 de diciembre de 2009 es una pérdida neta de S/. 5.7 millones.

Mega Representaciones al 31 de diciembre del 2009, rep[illegible] 60.2 millones. Desarrolla sus actividades de ventas y servicio, principalmente, en los sectores minería, construcción, transporte, agricultura e industria.
Al 31 de diciembre de 2009 la utilidad neta de Mega alcanzó la cifra de S/. 1.2 millones.

Ferrenergy S.A.C. fue constituida en enero del 2006. Sus accionistas son Ferreyros S.A.A. y Energy International Corporation, con una participación del 50% cada una. Energy International tiene su sede en los Estados Unidos, cuenta con vasta experiencia y es una empresa vinculada a Gecolsa, distribuidor de Caterpillar de Colombia. El primer proyecto asumido por la empresa es la central térmica de Guayabal en Shiviyacu, que genera potencia eléctrica para la venta de energía a una importante empresa petrolera a través de un contrato de 5 años. La planta, que tiene una capacidad de 18 MW, empezó a generar energía en el mes de julio 2007, y ha facturado S/. 7.2 millones al 31 de diciembre del 2009.

A esta última fecha la utilidad neta de Ferrenergy ascendió a S/ 99 mil.

Cresko S.A. inició sus operaciones en octubre del 2007 para atender, con productos especializados ciertos segmentos de los mercados de construcción, minería y agrícola que no cubren Ferreyros ni Unimaq. El nivel de ventas alcanzado al 31 de diciembre del 2009 asciende a S/. 34.5 millones. Es la primera empresa de la organización en incursionar en la comercialización de productos de procedencia china. La inversión inicial de Ferreyros en esta empresa fue de US$ 1.5 millones.

El resultado de Cresko al 31 de diciembre de 2009 es una utilidad de S/. 26 mil.

RESULTADO DEL AÑO

La utilidad neta obtenida por la Compañía en el año 2009 asciende a

Ferreyros S.A.A.



VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.



CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

S/. 100 millones frente a S/. 81 millones del año 2008, lo cual representa un incremento de 23.6%. El buen resultado del año 2009 se debe a a varios factores, entre los que destaca, en primer lugar, el hecho de haber alcanzado un volumen de ventas del orden de S/. 2,220 millones, solamente 3.5% menor el del año anterior; en segundo lugar, una reducción importante de los gastos financieros en el segundo semestre, gracias a una disminución de la deuda por la adecuación de sus niveles de inventario, y a una utilidad de cambio que en gran medida compensó la menor utilidad bruta, debido a que el tipo de cambio que se aplica para convertir a soles los precios de venta en dólares mostró una tendencia decreciente en el año.

En cuanto a las ventas, es importante destacar que el buen volumen de las mismas del año 2009 fue alcanzado pese a la coyuntura de desafío económico que caracterizó dicho ejercicio en contraste con el año 2008, periodo en el cual el país logró un desempeño económico excepcional.

Debido a las mejores perspectivas que se tienen para la economía peruana en el año 2010, las ventas de la Compañía debieran retomar el nivel de crecimiento que se tuvo hasta el año 2008.

De la misma manera, se debe destacar que en el período comprendido entre el 31-12-08 y 31-12-09 la Compañía logró:

- Reducir sus inventarios de S/. 1,002.6 millones a S/.590.1 millones.
- Disminuir sus pasivo total de S/. 1,655.5 millones a S/. 1,178.4 millones; y
- Como producto de dichas disminuciones, aumentar su ratio corriente de 1.38 a 1.74 y reducir su ratio de endeudamiento de 3.08 a 1.86.

Gracias a la significativa disminución de sus pasivos, la Compañía espera nuevamente una reducción importante de sus gastos financieros en el año 2010.

Cabe mencionar que el inventario al cierre del año 2009 está registrado a un tipo de cambio promedio de S/. 2.941, mientras que el tipo de cambio vigente al 31-12-09 fue de S/. 2.89[illegible] existiendo, por lo tanto, la posibilidad que en los próximos meses algunos inventarios pudieran facturarse a un tipo de cambio menor al utilizado para registrar su costo de adquisición. El mayor tipo de cambio al que está registrado el inventario afectaría la utilidad neta de meses futuros en S/. 7.4 millones, aproximadamente. Tal como se mencionara en informes anteriores, esta situación se debe a que, de acuerdo a lo establecido por las NIIF (Normas Internacionales de Información Financiera), los inventarios y la flota de alquiler que se transan en dólares en el mercado, deben ser registrados en soles al tipo de cambio de la fecha de adquisición, mientras que los pasivos que los financian, también contraídos en dólares, deben ser ajustados utilizando el tipo de cambio vigente al cierre de cada período contable. Esto ocasiona una diferencia temporal entre la diferencia de cambio que se registra por el ajuste de los pasivos y la mayor o menor utilidad bruta que se registra en el momento de la venta de las existencias.

RESULTADO DEL TRIMESTRE

En el 4T 2009 las ventas ascendieron a S/. 484.3 millones, similar a S/. 495.4 millones del mismo período del año anterior, lo que significa una disminución de 2.2%.

Es importante mencionar que en algunos casos por retraso en la llegada de los equipos y en otros por demoras en el perfeccionamiento de las órdenes de compra de los clientes, en el mes de diciembre de 2009, la Compañía no pudo facturar ventas de maquinaria Caterpillar cerradas con empresas de la gran minería, por algunas decenas de

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

millones de dólares. La mayor parte de estas operaciones serán reconocidas como ingresos en los primeros meses del 2010.

La utilidad en ventas del 4T 2009 ascendió a S/. 89.1 millones, 35.3% menor que la obtenida en el mismo período del año anterior. En términos porcentuales, el margen bruto del 4T 2009 es 18.4% frente a 27.8% del 4T 2008. Esta disminución en el margen bruto se debe principalmente a la variación en el tipo de cambio. En el 4T 2008 hubo una devaluación importante del sol respecto al dólar, razón por la que las ventas en dólares efectuadas en dicho período se registraron a tipos de cambios mayores a los que se utilizaron para registrar en meses anteriores el costo de adquisición de los respectivos inventarios. Sin embargo este efecto en la utilidad en ventas, es parcialmente contrarrestado por la pérdida o ganancia en cambio que resulta de ajustar los pasivos en dólares a los tipos de cambio de fines de cada periodo. Adicionalmente, la disminución del margen bruto en el 4T 2009 se debe a que en este período se realizaron ventas importantes de inventario antiguo con una utilidad bruta menor a la que se obtiene en la venta de las existencias de rotación normal.

La utilidad neta del 4T 2009 ascendió a S/. 1.7 millones. El resultado del 4T 2008 fue una pérdida neta de S/. 4.3 millones. La disminución en la utilidad neta del 4T 2009 respecto a los trimestres anteriores del año 2009 se explica básicamente por una disminución en el margen bruto y en los ingresos por diferencia de cambio. La Compañía espera mejorar la utilidad en ventas en los próximos meses, debido a que ha terminado de vender gran parte del inventario en exceso, para lo cual tuvo que otorgar descuentos especiales. Esta situación no se repetirá en el año 2010.

GESTIÓN COMERCIAL

Tal como se mencionó anteriormente, las ventas del 4T 2009 ascendieron a S/. 484.3 millones, en comparación con S/. 495.4 millones del mismo período del año anterior, una ligera disminución de 2.2%.

Las ventas acumuladas de Ferreyros S.A.A. al cierre del 4T 2009 ascendieron a S/. 1,836.5 millones y las ventas consolidadas de Ferreyros S.A.A. y subsidiarias a S/. 2,219.7 millones.
Entre las principales líneas de venta que destacaron en el período tenemos las de repuestos y servicios, que en el 4T 2009 ascendieron a S/. 201.0 millones, en comparación con las del 4T 2008, que ascendieron a S/. 189.4 millones, lo cual significa un incremento de 6.2%.

Otra línea de venta que también destacó en el período fue automotriz, con un crecimiento de 92.8% en relación con el mismo período del año anterior.

En cuanto a la participación de las diferentes divisiones en las ventas, hay que mencionar que los productos de la línea *Caterpillar* representaron en el 2008 el 83% del total de las ventas, y han alcanzado el 83% de las mismas en el año 2009, incluidos los ingresos generados por la venta de repuestos y servicios. Las máquinas y equipos *Caterpillar* han continuado mostrando altos porcentajes de participación de mercado.

Ferreyros y Subsidiarias: Participación de las líneas de producto en las ventas totales


Caterpilar
83%
Otros
8%
Autom
7%
Agrícola
2%

En cuanto a la distribución de las ventas por sectores económicos, se debe resaltar las ventas al sector minería y las ventas al sector construcción, las cuales han tenido una participación de 40% y 21%, respectivamente, en el total de ventas del 4T 2009.


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915


Ferreyros y Subsidiarias: Participación sectorial
en las ventas - 4T 2009
(En porcentajes)
Comercio 4%
Industria 3%
Agricultura 2%
Hidrocarburo 1%
Pesca 3%
Gobierno 6%
Transporte 5%
Serv Equipos 9%
Construccion 21%
Otros 6%
Minería 40%

HECHOS DESTACADOS EN EL TRIMESTRE

Ferreyros adquirió el 100% de las acciones de Gentrac Corporation, grupo empresarial que comprende a las distribuidoras de Caterpillar en Guatemala, El Salvador y Belice. La transferencia de las acciones se produjo el 1° de enero de 2010. Gentrac Corporation es uno de los distribuidores de Caterpillar de más larga trayectoria en América Latina. La inversión comprometida en esta adquisición es de US$ 45 millones, aproximadamente.

Las empresas de Gentrac Corporation son líderes en la comercialización de maquinaria y equipos en Guatemala, El Salvador y Belice, y atienden a sectores tales como minería, construcción, energía, agrícola y marino. En esa línea, cuentan con la representación de prestigiosas marcas como Caterpillar, lubricantes Exxon / Mobil y compresoras Sullair, entre otras.

En otro ámbito, la compañía inauguró su segunda sede automotriz en Lima, ubicada en plena zona industrial de Ate Vitarte, cerca al cruce de la Vía de Evitamiento con la Carretera Central, con una inversión superior a los US$ 4 millones. El nuevo local cuenta con una moderna infraestructura para la atención administrativa y comercial, así como para la provisión de servicios especializados.
Por otro lado, Ferreyros realizó una exitosa colocación de US$ 10 millones en bonos corporativos, con una demanda total de US$ 22,9 millones, lo que demuestra la sólida posición de la empresa en el mercado de capitales y el respaldo de los inversionistas. Fueron 10 mil los bonos colocados, a un plazo de tres años bullet, con vencimiento a noviembre de 2012, a una tasa de interés nominal de 4.625%.

INFORMACION FINANCIERA

A continuación se presenta el sustento de las variaciones más importantes en los estados financieros de la Compañía, correspondientes al cuarto trimestre del 2009 y 2008. Para este propósito, algunas cifras del Estado de Ganancias y Pérdidas han sido reclasificadas en los anexos 1 y 3 para mostrar principalmente las ventas por pedido directo como ventas y costo de ventas. En el Estado de Ganancias y Pérdidas que se presenta a la Conasev y a la Bolsa de Valores de Lima se incluye, en el rubro "Otros Ingresos Operacionales", solamente la utilidad bruta obtenida en dichas operaciones.

ANÁLISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS

Las ventas netas del 4T 2009 ascendieron a S/. 484.3 millones, similar a S/. 495.4 millones del mismo período del año anterior. A nivel de líneas de venta, las principales variaciones entre las ventas del 4T 2009 en comparación con las del 4T 2008 son las siguientes:

Las ventas de máquinas, motores, equipos y vehículos (productos principales), tanto nuevos como usados, tuvieron una disminución de 4.0% con respecto a las del 4T 2008 (S/. 223.1 millones en el 4T 2009; S/. 232.5 millones en el 4T 2008), debido a lo siguiente:

- Disminución de 14.4% en la venta de equipos agrícolas (S/. 12.1 millones en el 4T 2009; S/. 14.1 millones en el 4T 2008), que se

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

explica por una disminución importante en la demanda del mercado agro exportador, el cual ha sido seriamente afectado por la crisis financiera internacional.

- Reducción de 13.1% en la venta de equipos Caterpillar (S/. 164.1 millones en el 4T 2009; S/. 188.9 millones en el 4T 2008), debido principalmente a la postergación de negocios con clientes de la gran minería, y sobre la cual se incluye una explicación en la sección "Resultado del trimestre" de la página 3.

Esta disminución fue compensada parcialmente por:

- Incremento de 92.8% en las ventas de la línea automotriz (S/. 32.1 millones en el 4T 2009; S/. 16.7 millones en el 4T 2008), debido principalmente a que en el 4T 2009 se registraron ventas que, por diversas razones, no pudieron ser facturadas en trimestres anteriores.

- Incremento de 15.5% en las ventas de unidades usadas (S/. 14.8 millones en el 4T 2009; S/. 12.8 millones en el 4T 2008), que se explica por un aumento en la venta de unidades de la ex-flota de alquiler a clientes del sector construcción.

Las ventas de repuestos y servicios mostraron en el 4T 2009 un incremento de 6.2% en comparación con las del mismo período del año anterior (S/. 201.0 millones en el 4T 2009; S/.189.4 millones en el 4T 2008), debido a un aumento en la demanda de clientes de los sectores construcción y gran minería.

Ventas - Repuestos y Servicios
(en S/. millones)


636
636
764
843
2006
2007
2008
2009

Por otra parte, los ingresos por alquiler de equipo pesado en el 4T 2009 fueron inferiores en 27.8% a las del mismo período del año anterior (S/. 22.5 millones el 4T 2009; S/. 31.1 millones en el 4T 2008), lo cual se explica por una devolución de equipos por parte de un cliente del sector construcción, debido a la terminación de los trabajos para cuya ejecución alquiló dicha maquinaria.

UTILIDAD EN VENTAS

La utilidad en ventas del 4T 2009 ascendió a S/. 89.1 millones, en comparación con S/. 137.8 millones del mismo período del año anterior, es decir, una disminución de 35.3%. En términos porcentuales, el margen bruto del 4T 2009 es 18.4% frente a 27.8% del 4T 2008. En la sección "Resultado del Trimestre" de la página 3, se incluye una explicación sobre la diferencia entre los dos porcentajes.

GASTOS DE VENTA Y ADMINISTRACION

Los gastos de venta y administración ascendieron a S/. 75.8 millones en el 4T 2009, en comparación con S/. 77.6 millones del mismo período del año anterior, lo cual representa una ligera disminución de 2.3%.

OTROS INGRESOS (EGRESOS)

El monto neto de otros ingresos (egresos) del 4T 2009 fue un ingreso neto de S/. 0.4 millones frente a un

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

ingreso neto de S/. 5.1 millones en el 4T 2008. El menor ingreso registrado en 4T 2009 se debe a menores ingresos por resoluciones de contrato y a un mayor gasto por provisión para desvalorización de existencias.

INGRESOS FINANCIEROS

Los ingresos financieros del cuarto trimestre de 2009 ascendieron a S/. 6.5 millones en comparación con S/. 10.3 millones del mismo período del año anterior, lo que representa una disminución de 36.5%, que se explica principalmente por una reducción de los descuentos por pronto pago otorgados por un proveedor del exterior, debido a un cambio en la política de otorgamiento de los mismos. A partir de enero del 2009, dicho proveedor ha reemplazado el descuento por pronto pago por un descuento en el precio de venta de los productos que le compra la Compañía, lo cual significa que la disminución en los ingresos financieros esta siendo compensado con un aumento equivalente en la utilidad bruta. La incidencia del descuento otorgado por el proveedor en la utilidad bruta total de la Compañía no es significativa.

GASTOS FINANCIEROS

Los gastos financieros ascendieron a S/. 16.2 millones en el cuarto trimestre de 2009 en comparación con S/. 23.6 millones del mismo período del año anterior, debido principalmente a una disminución de S/. 225.7 millones en el pasivo promedio sujeto a pago de intereses (S/. 917.6 millones en el 4T 2009; S/. 1,143.3 millones en el 4T 2008). La reducción del pasivo promedio ha sido alcanzada gracias a la disminución del inventario durante el segundo semestre del 2009, habiéndose destinado los fondos provenientes de la venta al pago de las respectivas deudas. En el 2009 los pasivos contraídos por compras de inventario fueron bastante menores que los registrados en el año anterior.

PARTICIPACIÓN EN LOS RESULTADOS DE ASOCIADA

En este rubro se registra las utilidades de una asociada, reconocidas por el método de participación patrimonial. Los ingresos por este concepto ascendieron a S/. 1.7 millones en el 4T 2009, en comparación con una pérdida de S/. 2.9 millones del mismo período del año anterior.

UTILIDAD (PÉRDIDA) EN CAMBIO

En el 4T 2009 las operaciones en moneda extranjera arrojaron una utilidad en cambio de S/. 2.0 millones en comparación con una pérdida en cambio de S/. 49.2 millones en el 4T 2008. La pérdida en cambio del 4T 2008 se explica por una devaluación de 5.5% del sol respecto del dólar estadounidense, lo cual generó una pérdida en cambio al ajustar los pasivos registrados en dicha moneda extranjera.

En el caso de la Compañía, los activos monetarios en dólares (principalmente, caja bancos y cuentas por cobrar) son menores que los pasivos monetarios en la misma moneda.

En el 4T 2009 no hubo una fluctuación significativa en la relación entre el sol y el dólar.

PARTICIPACIONES E IMPUESTO A LA RENTA

Las participaciones e impuesto a la renta al cierre del cuarto trimestre de 2009 y de 2008 han sido calculados de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA

La utilidad neta del 4T 2009 ascendió a S/. 1.7 millones en comparación con una pérdida neta de S/. 4.3 millones del mismo período del año anterior. En la sección "Resultado del Trimestre" de la página 3 se incluye una explicación al respecto.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN

La UAIDA (EBITDA, por sus siglas en inglés) al 31 de diciembre de 2009 ascendió a S/. 280.2 millones frente a S/. 339.1 millones del mismo período


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

del año anterior, lo cual representa una disminución de 17.4%.

ANÁLISIS DEL BALANCE GENERAL

ACTIVOS

Al 31 de diciembre de 2009, el total de activos ascendió a S/. 1,817.2 millones en comparación con S/. 2,204.5 millones al 31 de diciembre de 2008, lo cual significa una disminución neta de S/. 387.3 millones. Las principales variaciones de las cuentas del activo que explican esta disminución son las siguientes:

a) Disminución neta de Existencias por S/. 412.5 (de S/. 1,002.6 millones al 31-12-08 a S/. 590.1 millones al 31-12-09), debido a las medidas que, en varios aspectos, adoptó la Compañía a inicios del año 2009, para disminuir el alto crecimiento del inventario, registrado principalmente en el último trimestre del 2008 y en el primer trimestre del 2009. Tal como se explicó en informes anteriores, el importante incremento de las existencias fue generado por la necesidad de atender el crecimiento de las ventas y, adicionalmente, por los mayores tiempos de reposición del inventario que ofrecían los fabricantes (de 3 a 5 meses), debido al aumento en la demanda mundial que se experimentó hasta mediados del segundo semestre del año 2008. Por tales razones, la Compañía adelantó compras para poder contar con los inventarios que serían requeridos en el 2009 para satisfacer a sus clientes con entregas inmediatas.

   La reducción del inventario continuará hasta alcanzar el nivel óptimo, el cual debe ser suficiente para atender 3 meses de venta.

b) Aumento neto del Activo Fijo por S/. 25.0 millones, que se explica, básicamente, por compras de maquinaria y equipos de taller, equipos para la flota de alquiler y por la revaluación voluntaria de los terrenos de la Compañía, la cual fue realizada en cumplimiento de normas internacionales de contabilidad.

PASIVOS

Al 31 de diciembre de 2009, el total de pasivos ascendió a S/. 1,178.4 millones en comparación con S/. 1,655.5 millones al 31 de diciembre de 2008, lo que equivale a una disminución de S/. 477.1 millones (-28.8%).

La conformación de las obligaciones de la empresa al 31 de diciembre del 2009 se muestra en el anexo 4.

RATIOS DE LIQUIDEZ Y ENDEUDAMIENTO

El ratio corriente al 31 de diciembre de 2009 es de 1.74, superior al ratio corriente de 1.38 al 31 de diciembre de 2008.

El ratio de endeudamiento financiero al 31-12-09 es 1.25 en comparación con 2.38 al 31-12-08. Para el cálculo de este ratio se ha excluido el saldo de caja y bancos y los pasivos con proveedores que no generan gasto financiero.

El ratio de endeudamiento total al 31-12-09 es 1.86 en comparación con 3.08 al 31-12-08.

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Ferreyros

ANEXO 1

FERREYROS S.A.A. Y SUBSIDIARIAS

Estado de Ganancias y Pérdidas
(En miles de nuevos soles)

	4T 09	%	3T 09	%	4T 08	%	4T 09/ 3T 09 %	4T 09/ 4T 08 %	Acumulado al 31-12-09	%	Acumulado al 31-12-08	%	Var %
Ventas Netas	484,328	100.0	549,252	100.0	495,422	100.0	-11.8	-2.2	2,219,669	100.0	2,300,205	100.0	(3.5)
Costo de Ventas	(395,256)	-81.6	(430,975)	-78.5	(357,665)	-72.2	-8.3	10.5	(1,752,245)	(78.9)	(1,785,486)	(77.6)	(1.9)
Utilidad en ventas	**89,071**	**18.4**	**118,277**	**21.5**	**137,757**	**27.8**	**-24.7**	**-35.3**	**467,424**	**21.1**	**514,719**	**22.4**	**(9.2)**
Gastos de Venta y Administración	(75,839)	-15.7	(76,272)	-13.9	(77,605)	-15.7	-0.6	-2.3	(307,321)	(13.8)	(291,484)	(12.7)	5.4
Otros Ingresos (Egresos), neto	391	0.1	(1,795)	-0.3	5,149	1.0	-121.8	-92.4	3,649	0.2	14,601	0.6	(75.0)
Utilidad en operaciones	**13,623**	**2.8**	**40,209**	**7.3**	**65,301**	**13.2**	**-66.1**	**-79.1**	**163,752**	**7.4**	**237,836**	**10.3**	**(31.1)**
Ingresos Financieros	6,534	1.3	5,719	1.0	10,297	2.1	14.3	-36.5	26,662	1.2	37,246	1.6	(28.4)
Utilidad (Pérdida) en cambio	2,029	0.4	26,044	4.7	(49,161)	-9.9	-92.2	-104.1	69,249	3.1	(61,886)	(2.7)	(211.9)
Gastos Financieros	(16,155)	-3.3	(20,993)	-3.8	(23,581)	-4.8	-23.0	-31.5	(91,147)	(4.1)	(71,888)	(3.1)	26.8
Participación en los resultados de asociada bajo el método de participación patrimonial	1,704	0.4	882	0.2	(2,875)	-0.6	93.3	-159.3	3,620	0.2	(2,365)	(0.1)	(253.1)
Utilidad antes de Participaciones e Impuesto a la Renta	**7,735**	**1.6**	**51,861**	**9.4**	**(20)**	**-0.0**	**-85.1**	**-39,563.2**	**172,136**	**7.8**	**138,943**	**6.0**	**23.9**
Participaciones	(1,647)	-0.3	(4,451)	-0.8	(1,173)	-0.2	-63.0	40.4	(16,022)	(0.7)	(13,127)	(0.6)	22.1
Utilidad antes de Impuesto a la Renta	**6,088**	**1.3**	**47,410**	**8.6**	**(1,193)**	**-0.2**	**-87.2**	**-610.3**	**156,114**	**7.0**	**125,816**	**5.5**	**24.1**
Impuesto a la Renta	(4,434)	-0.9	(16,921)	-3.1	(3,114)	-0.6	-73.8	42.4	(56,076)	(2.5)	(44,864)	(2.0)	25.0
Utilidad neta	**1,653**	**0.3**	**30,489**	**5.6**	**(4,307)**	**-0.9**	**-94.6**	**-138.4**	**100,038**	**4.5**	**80,952**	**3.5**	**23.6**


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

Ferreyros

ANEXO 2

FERREYROS S.A.A. Y SUBSIDIARIAS

Balance General

(En miles de nuevos soles)

	31-Dic-09	31-Dic-08	Variación %
Caja y bancos	108,407	81,866	32.4
Cuentas por cobrar comerciales	409,225	427,460	-4.3
Inventarios	590,126	1,002,587	-41.1
Otras cuentas por cobrar	59,734	43,735	36.6
Gastos pagados por adelantado	6,221	6,416	-3.0
Activo Corriente	**1,173,713**	**1,562,064**	**-24.9**
Cuentas por cobrar comerciales a largo plazo	36,992	55,343	-33.2
Equipo de alquiler	334,670	311,892	7.3
Otros activos fijos	538,142	464,512	15.9
	872,812	776,404	12.4
Depreciación acumulada	(335,204)	(263,840)	27.0
Inmueble, maquinaria y equipo, neto	537,608	512,564	4.9
Inversiones	40,257	38,098	5.7
Otros activos no corrientes	28,617	36,415	-21.4
Activo no Corriente	**643,474**	**642,420**	**0.2**
Total Activo	**1,817,187**	**2,204,484**	**-17.6**
Deuda de corto plazo	187,514	157,302	19.2
Otros pasivos corrientes	485,675	973,532	-50.1
Pasivo corriente	**673,189**	**1,130,834**	**-40.5**
Deuda de largo plazo	505,181	524,685	-3.7
Total Pasivo	**1,178,370**	**1,655,519**	**-28.8**
Ganancias diferidas	**5,941**	**11,812**	**-49.7**
Patrimonio	**632,876**	**537,153**	**17.8**
Total Pasivo y Patrimonio	**1,817,187**	**2,204,484**	**-17.6**
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	86,140	66,350	
UAIDA	**280,174**	**339,067**	**-17.4**
Ratios Financieros			
Ratio corriente	1.74	1.38	
Ratio de endeudamiento financiero	1.25	2.38	
Ratio de endeudamiento total	1.86	3.08	
Valor contable por acción	1.49	1.42	



Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría



Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

+Ferreyros

ANEXO 3

FERREYROS S.A.A Y SUBSIDIARIAS

Ventas netas por Area de Operaciones
(En miles de nuevos soles)

	4T 09	%	3T 09	%	4T 08	%	4T 09/ 3T 09 %	4T 09/ 4T 08 %	Acumulado al 31-12-09	%	Acumulado al 31-12-08	%	Variación %
Caterpillar:													
Gran minería	23,013	4.8	22,775	4.1	80,551	16.3	1.0	-71.4	270,819	12.2	216,028	9.4	25.4
Otros	141,076	29.1	164,773	30.0	108,365	21.9	-14.4	30.2	565,237	25.5	697,047	30.3	-18.9
	164,089	33.9	187,547	34.1	188,916	38.1	-12.5	-13.1	836,057	37.7	913,076	39.7	-8.4
Equipos agrícolas	12,060	2.5	8,186	1.5	14,082	2.8	47.3	-14.4	49,745	2.2	54,522	2.4	-8.8
Automotriz	32,144	6.6	26,282	4.8	16,673	3.4	22.3	92.8	133,258	6.0	232,729	10.1	-42.7
Unidades usadas	14,807	3.1	16,802	3.1	12,825	2.6	-11.9	15.5	52,730	2.4	58,047	2.5	-9.2
	223,100	**46.1**	**238,817**	**43.5**	**232,497**	**46.9**	**-6.6**	**-4.0**	**1,071,790**	**48.3**	**1,258,375**	**54.7**	**-14.8**
Repuestos y servicios	200,996	41.5	227,096	41.3	189,350	38.2	-11.5	6.2	843,309	38.0	764,134	33.2	10.4
Alquileres	22,452	4.6	28,972	5.3	31,085	6.3	-22.5	-27.8	100,408	4.5	79,963	3.5	25.6
Otras ventas de subsidiarias	37,780	7.8	54,367	9.9	42,490	8.6	-30.5	-11.1	204,162	9.2	197,734	8.6	3.3
Total	**484,328**	**100.0**	**549,252**	**100.0**	**495,422**	**100.0**	**-11.8**	**-2.2**	**2,219,669**	**100.0**	**2,300,205**	**100.0**	**-3.5**

Distribución porcentual de las ventas de la compañía por sectores económicos

	4T 09	3T 09	4T 08	Acumulado al 31-12-09	Acumulado al 31-12-08
Minería	39.6%	46.5%	51.6%	49.9%	43.1%
Construcción	21.1%	23.3%	16.9%	20.2%	24.3%
Gobierno	5.9%	6.1%	6.2%	5.4%	4.5%
Servicios para equipos	8.5%	3.4%	1.6%	4.9%	2.3%
Transporte	5.0%	2.9%	3.4%	3.5%	5.6%
Comercio y Servicios	4.2%	2.5%	2.7%	3.1%	2.4%
Agricultura	2.0%	1.7%	3.2%	2.3%	3.0%
Pesca	2.5%	3.9%	2.7%	3.0%	2.9%
Hidrocarburos	1.6%	2.4%	2.8%	1.7%	4.1%
Industria	3.0%	3.0%	3.7%	3.1%	3.2%
Otros	6.6%	4.4%	5.2%	2.9%	4.7%
Total	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS **ANEXO 4**

Conformación del pasivo al 31 de diciembre del 2009
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo		Pasivo Financiero
			Parte corriente	Largo Plazo	
Bancos Nacionales	-	-	-	-	-
Bancos Exterior	-	-	-	-	-
Inst. Financ. Nacionales (Leasing)	6,898	-	1,407	5,492	6,898
Inst. Financ. Nacionales	99,472	40,007	21,526	37,939	99,472
Inst. Financ. del Exterior	24,443	-	3,556	20,888	24,443
Proveedores:					
Facturas por pagar a Caterpillar	18,589	18,589			
Letras por pagar a Caterpillar	29,224	29,224			29,224
Otros	25,932	25,932			1,471
Bonos corporativos	97,500	-	17,500	80,000	97,500
Caterpillar Financial Services	51,296	-	20,873	30,423	51,296
Otros pasivos	54,244	54,244			-
Total (US$)	407,599	167,996	64,861	174,742	310,305
Total (S/.)	1,178,370	485,675	187,514	505,181	620,610


Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría


Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915